UNITED STATES
		       SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549


				 SCHEDULE 13D/A


		   Under the Securities Exchange Act of 1934
			   (Amendment No.  11     )*
					   ----


		      CHAMPION INTERNATIONAL CORPORATION
     -------------------------------------------------------------------
				(Name of Issuer)



				  Common Stock
     -------------------------------------------------------------------
			 (Title of Class of Securities)


				    15852 51 0
		 --------------------------------------------
				 (CUSIP Number)

	       Barry Hirsch, Senior Vice President and Secretary
			       Loews Corporation
	  667 Madison Avenue, New York, New York 10021 (212) 545-2920
       ----------------------------------------------------------------
		 (Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)



				January 21, 1994
		 -------------------------------------------
	    (Date of Event which Required Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check
     the following box    .
								       __
     Check the following box if a fee is being paid with the statement __ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

				  SCHEDULE 13D
     ----------------------------------------------------------------------
      CUSIP No. 15852 51 0
     ----------------------------------------------------------------------

     1 NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	LOEWS CORPORATION
	IRS Identification No. 13-2646102
     ----------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/  /
	    N/A                                                    (b)/  /
     ----------------------------------------------------------------------
     3 SEC USE ONLY


     ----------------------------------------------------------------------
     4 SOURCE OF FUNDS*
	 WC
     ----------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR  2(e)                                            /__/
	 N/A
     ----------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORGANIZATION

	  Delaware
     ----------------------------------------------------------------------
		     7 SOLE VOTING POWER
	NUMBER OF
	  SHARES         17,107,900
      BENEFICIALLY --------------------------------------------------------
	 OWNED BY    8 SHARED VOTING POWER
	   EACH              43,453
	 REPORTING -------------------------------------------------------
	  PERSON     9 SOLE DISPOSITIVE POWER
	    WITH         17,107,900
		   -------------------------------------------------------
		    10 SHARED DISPOSITIVE POWER

			     43,453
     ---------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	    17,151,353
     ---------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	 SHARES                                                      /  /
     ---------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	   18.43%
     ---------------------------------------------------------------------
     14 TYPE OF REPORTING PERSON*
	     HC
     ---------------------------------------------------------------------

			     AMENDMENT NO. 11

				    to

			       SCHEDULE 13D

			      relating to the

		  Common Stock, $0.50 par value per share

				    of

		    CHAMPION INTERNATIONAL CORPORATION

	This Amendment No. 11 to Schedule 13D filed by Loews Corporation,

     a Delaware corporation, ("Loews"), relates to the Common Stock,

     $0.50 par value per share (the "Shares"), of Champion International

     Corporation, a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

     Item 4.  Purpose of Transaction
	      ----------------------

       Item 4 is hereby supplemented as follows:

       "Loews has requested that  the Issuer register for  sale by

     Loews   under  the  Securities  Act  of  1933,  as  amended,  the

     17,107,900 Shares  owned directly  by Loews,  and the  Issuer has advised Loews that it has agreed  to register such Shares.  Loews proposes  to offer  such  17,107,900 Shares  from  time to  time,

     depending  on market conditions and other factors, in one or more transactions on  the New  York Stock  Exchange or other  national securities  exchanges on which the Shares are traded, in the over the counter market or  otherwise, at market prices prevailing  at the  time of sale, at negotiated prices  or at fixed prices.  The

     Shares may be offered  from time to time in  any manner permitted by law,  including through underwriters or  dealers, and directly to one or more purchasers.

     "In addition,  Loews may  from time  to time,  depending on market conditions and other factors prevailing from time to time,

     determine  to offer and sell Shares in any other manner permitted by applicable law, or determine to purchase additional Shares."


     Item 5.  Interest in Securities of the Issuer
	      ------------------------------------

       Item 5 is hereby supplemented as follows:

       "On January 19  and 20,  1994, Loews sold  an aggregate  of

     200,700 Shares, as set forth in the table on Appendix A hereto.

       "As  of January  21,  1994 Loews  owns directly  17,107,900

     Shares representing  approximately 18.4%  of the total  number of

     Shares  outstanding.   In addition,  after giving  effect  to the

     43,453 Shares issuable upon  conversion of the $1,510,000 princi-

     pal amount  of the Issuer's 6.5%  Convertible Subordinated Deben-

     tures owned by a subsidiary, as previously reported, Loews may be deemed  to beneficially  own an  aggregate of  17,151,353 Shares,

     representing approximately  18.43% of the total  number of Shares outstanding, calculated in accordance with Regulation 13D-G."


     Item 6.  Contracts, Arrangements, Understandings or Relationships
	      --------------------------------------------------------
	      With Respect to Securities of the Issuer.
	      -----------------------------------------

       As  noted in  Item 4,  above,  of this  Amendment No.  11 to

     Schedule 13D, the Issuer has agreed to register for sale by Loews under  the  Securities Act  of 1933,  as amended,  the 17,107,900

     Shares owned directly by Loews.

				 SIGNATURE
				 ---------

	The undersigned certifies that after reasonable inquiry

     and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.



					LOEWS CORPORATION


					By: Gary W. Garson
					    Vice President

     Dated:  January 21, 1994

				 APPENDIX A

     All of the transactions described below were effected by Loews on the New York Stock Exchange.

			       Number of
	Date                  Shares Sold            Price Per Share
	----                  -----------            ---------------

	January 19, 1994          129,500                 $35.25

	January 19, 1994            7,800                  35.375

	January 19, 1994           21,200                  35.50

	January 20, 1994           42,200                  35.50

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